May 7, 2025

Earl Ellis
Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

        Re: ABM Industries Incorporated
            Form 10-K for Fiscal Year Ended October 31, 2024
            File No. 1-08929
Dear Earl Ellis:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:    Dean Chin, Chief Accounting Officer